News Release
Sustainable Growth

HARVEST ENERGY CONFIRMS FILING OF 2007 ANNUAL INFORMATION FORM AND FORM 40F

Calgary, Alberta – March 27, 2008 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces that it has filed its Annual Information Form ("AIF") for the year ended December 31, 2007 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada, and has filed its Form 40-F for the year ended December 31, 2007 with the U.S. Securities and Exchange Commission, which was filed on the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system in the United States. The AIF contains Harvest’s statement of reserves data and other oil and natural gas information required pursuant to the Canadian Securities Administrators’ National Instrument 51-101.

Electronic copies of the AIF and Form 40-F may be obtained on Harvest’s corporate website at www.harvestenergy.ca, or an electronic copy of the AIF may be accessed on Harvest’s SEDAR profile at www.sedar.com and an electronic copy of the Form 40-F may be found on Harvest’s EDGAR profile at www.sec.gov/edgar.shtml. Hard copies of the aforementioned documents are also available from Harvest at no charge upon request by calling 1-866-666-1178 or by emailing to information@harvestenergy.ca.

Harvest is a significant operator in Canada’s energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 73% to crude oil and liquids and 27% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Cindy Gray, Manager, Investor Relations

Corporate Head Office:
Harvest Energy 2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca